SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 4
TO
SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Genencor International, Inc.

(Name of Subject Company)

Genencor International, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

368709 10 1
(CUSIP Number of Class of Securities)

Jean-Jacques Bienaimé
Chairman, Chief Executive Officer and President
Genencor International, Inc.
925 Page Mill Road
Palo Alto, California 94304
(650) 846-7500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copies to:

Keith Flaum, Esq. Cooley Godward LLP 5 Palo Alto Square 3000 El Camino Real Palo Alto, California 94306-2155 (650) 843-5000	Sarah A. O'Dowd, Esq. Heller Ehrman White & McAuliffe LLP 275 Middlefield Road Menlo Park, CA 94025 (650) 324-7000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Schedule 14D-9 initially filed with the SEC on February 15, 2005, as amended by Amendment No. 1 on March 9, 2005, by Amendment No. 2 on March 17, 2005 and by Amendment No. 3 on March 22, 2005 (the "Schedule 14D-9"), relating to the tender offer by DH Subsidiary Inc. ("Acquisition Sub"), a Delaware corporation and indirect wholly-owned subsidiary of Danisco A/S, a Danish corporation ("Danisco"), to purchase all of the outstanding shares of Genencor common stock, $0.01 par value per share (the "Shares") not owned by Danisco and its subsidiaries, for a purchase price of $19.25 per Share, net to each selling stockholder in cash, without interest thereon, upon the terms and subject to the conditions set forth in Danisco's Offer to Purchase dated February 15, 2005, as supplemented on March 9, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which together with the Offer to Purchase, as amended and supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase, the Letter of Transmittal and the supplement to the Offer to Purchase were filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(xiv), respectively, to the Schedule TO (as defined below). Danisco, Acquisition Sub, Danisco Holding USA Inc. and A/S PSE 38 nr. 2024 filed a Tender Offer Statement on Schedule TO relating to the Offer on February 15, 2005, as amended by Amendment No. 1 on March 9, 2005, by Amendment No. 2 on March 17, 2005, by Amendment No. 3 on March 22, 2005 and by Amendment No. 4 on March 25, 2005 (the "Schedule TO").

Item 8.    Additional Information.

Certain Legal Matters.

The following is added at the end of this section:

On March 23, 2005, the parties in the Consolidated Delaware Action filed with the Chancery Court a Stipulation and Agreement of Compromise, Settlement and Release ("Stipulation") relating to the class of plaintiffs consisting of all record holders of Shares from January 27, 2005 through the effective time of the Merger (the "Class"). Pursuant to the Stipulation, the Class members, subject to Chancery Court approval, release all claims against defendants related to the Acquisition Agreement, the Stock Purchase Agreement, the Offer, the Merger, or any public disclosures by the defendants related to the foregoing (collectively, "Claims").

As contemplated by the March 9, 2005 memorandum of understanding among the plaintiffs and defendants in the Consolidated Delaware Action, the release contained in the Stipulation is in consideration of the additional disclosures in the Supplement. The Stipulation further states that attorneys for the Class intend to seek an award of attorneys' fees and costs incurred in a total amount not to exceed $550,000, and that the defendants agree not to oppose an award of attorneys' fees and costs incurred of up to $350,000 (but may oppose any request for amounts over $350,000).

On March 24, 2005, the Chancery Court issued a scheduling order (the "Order"), which temporarily maintained the Consolidated Delaware Action as a class action and scheduled a settlement hearing to be held on June 2, 2005 at 11 a.m. to:

•	determine whether the temporary certification should be made final;

•	determine whether the proposed settlement set out in the Stipulation should be approved by the Court as fair, reasonable, adequate and in the best interests of the Class;

•	determine whether an order and final judgment should be entered pursuant to the Stipulation;

•	consider the application of plaintiffs' counsel for an award of attorneys' fees and expenses for plaintiffs' counsel;

•	hear and determine any objections to the settlement or the application of plaintiffs' counsel for an award of attorneys' fees and expenses; and

•	rule on such other matters as the Court may deem appropriate.

The Order requires Genencor to mail to members of the Class, by April 3, 2005, a Notice of Pendency of Class Action, Proposed Settlement of Class Action and Settlement Hearing substantially in the form annexed as Exhibit B to the Stipulation.

If, following the hearing, the Chancery Court enters an order and final judgment in the form attached to the Stipulation, the Chancery Court thereby will dismiss with prejudice all claims that have been brought, or could have been brought, by any Class member in any forum.

The Order stayed all proceedings in the Delaware Consolidated Action, other than those necessary to carry out the terms and conditions of the Stipulation, and barred the members of the Class, pending final determination of the proposed settlement set out in the Stipulation, from commencing, prosecuting or continuing any action asserting any claims that are or relate in any way to the Settled Claims as defined in the Stipulation.

Item 9.    Exhibits.

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit	Description
(a)(5)(ix)	Stipulation and Agreement of Compromise, Settlement and Release, dated March 22, 2005 (excluding Exhibit D thereto, which is the Supplement filed as Exhibit (a)(1)(xiv) to the Schedule TO)(incorporated by reference to Exhibit (a)(5)(viii) of the Schedule TO).
(a)(5)(x)	Scheduling Order, dated March 24, 2005 (incorporated by reference to Exhibit (a)(5)(ix) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENENCOR INTERNATIONAL, INC.
/s/ Margaret A. Horn By: Margaret A. Horn Senior Vice President, General Counsel

Dated: March 25, 2005